July 30, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Ms. Heather Percival

RE:                          VIA optronics AG

Amendment No. 3 to

Draft Registration Statement on Form F-1

Submitted on April 30, 2019

CIK No. 0001769116

Ladies and Gentlemen:

VIA optronics AG (the “Company”) has today confidentially submitted with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to its Registration Statement on Form F-1 (as amended, the “Registration Statement”).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 11, 2019 from the Division of Corporate Finance, Office of Electronics and Machinery to Mr. Jürgen Eichner.

For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. We also include supplemental information requested by the Staff as Exhibit A to this letter.

Draft Form F-1 Submitted June 21, 2019
Cover Page

1.                                      We note your response to prior comment 7 that your largest shareholder will retain effective control over you following this offering. Please clarify, if true, that you will be a “controlled company” under the definition of the New York Stock Exchange after the offering and provide appropriate disclosure here as well as in the prospectus summary and the first full risk factor on page 46.

Response:

The Company advises the Staff that whether the Company’s largest stockholder will retain ownership sufficient to qualify the Company as a “controlled company” will depend on the valuation of the Company in the offering and the number of ADSs sold by the Company in the offering and the concurrent private placement.  Furthermore, the Company advises the Staff that even if the Company is eligible to be treated as a “controlled company” it will not elect to take advantage of any of the corporate governance exemptions available to “controlled companies” as of the consummation of the offering except to the extent the Company is otherwise exempt from such standards because of the Company’s status as a foreign private issuer.  Notwithstanding the foregoing, the Company has revised the disclosure on the cover, in the prospectus summary and on page 46 to clarify the implications to investors if the Company were eligible to be treated as, and elected to be treated as, a “controlled company.”

Revenue, page 76

2.                                      Please reconcile your revised disclosure in response to comment 10 that your number of displays sold remained flat with your disclosure that the increase in revenue was due to an increase in sales volume.

Response:

The Company has revised the disclosure on page 77.

Jury Trial Waiver, page 159

3.                                      We note that you deleted your disclosure regarding the enforceability of the jury trial waiver provision in your deposit agreement in response to prior comment 15. However, please revise to address any questions as to the enforceability of the provision.

Response:

The Company has revised the disclosure on page 160.

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If you have any questions, please feel free to contact the undersigned at 215.994.2687.  Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Gregory A. Schernecke
Gregory A. Schernecke

cc:                                Jürgen Eichner, Chief Executive Officer, VIA optronics AG

Daniel Jürgens, Chief Financial Officer, VIA optronics AG

David S. Rosenthal, Esq., Dechert LLP
Federico G. Pappalardo, Esq., Dechert LLP
Ward A. Greenberg, Esq., Cleary Gottlieb Steen & Hamilton LLP
Julie A. Schommers, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft